SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 1 of 10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)1

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 20 02

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

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1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 776,294
11	Aggregate amount beneficially owned by each reporting person 776,294
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 49.4%
14	Type of reporting person* IN

SCHEDULE 13D/A

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1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lynne Turman Rankin
2	Check the appropriate box if a member of a group* (a) ☐… (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0%

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 4 of 10

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	Check the appropriate box if a member of a group* (a) ☐… (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0%

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 5 of 10

The Schedule 13D originally filed on March 29, 1990, as amended and restated in its entirely pursuant to Regulation S- T Rule 101(a)(2) on March 20, 1992, as amended by Amendment No. 1 filed on March 28, 1995, as amended by Amendment No. 2 filed on March 21, 1996, as amended by Amendment No. 3 filed on November 26, 1996, as amended by Amendment No. 4 filed on January 10, 1997, as amended by Amendment No. 5 filed on March 19, 1997, as amended by Amendment No. 6 filed on March 25, 1999, as amended by Amendment No. 7 filed on March 30, 2000, as amended by Amendment No. 8 filed on February 14, 2001, as amended by Amendment No. 9 filed on February 14, 2002, as amended by Amendment No. 10 filed on February 14, 2003, as amended by Amendment No. 11 filed on February 17, 2004, as amended by Amendment No. 12 filed on February 15, 2005, as amended by Amendment No. 13 filed on February 14, 2006, as amended by Amendment No. 14 filed on February 14, 2007, as amended by Amendment No. 15 filed on February 14, 2008, as amended by Amendment No. 16 filed on February 13, 2009, as amended by Amendment No. 17 filed on February 16, 2010, as amended by Amendment No. 18 filed on February 14, 2011, as amended by Amendment No. 19 filed on February 14, 2012, as amended by Amendment No. 20 filed on February 14, 2013, as amended by Amendment No. 21 filed on February 14, 2014 and as amended by Amendment No. 22 filed on February 13, 2015 (collectively, the “Filings”), related to shares of Class B common stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended and restated on September 28, 2012, among the signatories thereto, the Company and PNC Bank, NA, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2.	Identity and Background

The statements under the heading John C. Butler, Jr., which appear in the Filings, are hereby deleted and replaced by the following:

John C. Butler, Jr. Mr. Butler is employed by the Company as its “Senior Vice President-Finance, Treasurer & Chief Administrative Officer” and “President and CEO” of The North American Coal Corporation and his business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

The statements under the heading Lynne Turman Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Lynne Turman Rankin. Mrs. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. She is not employed.

The statements under the heading Elizabeth B. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Mrs. Rankin’s address is 2011 St. Andrews Rd., Greensboro, North Carolina 27408. She is not employed.

Item 5.	Interest in Securities of the Issuer

The information appearing under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings, is hereby amended as follows:

(a) - (b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,542,757 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Stockholders’ Agreement, representing 98.1% of the outstanding Class B Common as of December 31, 2015.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 6 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Alfred M. Rankin, Jr.*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen Rankin Butler (f/k/a Helen P. Rankin)*
Attorney-in-Fact for Clara T. Rankin Williams (f/k/a Clara T. Rankin)*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach (f/k/a Chloe E. Rankin)*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P. (f/k/a CTR Family Associates, L.P.)*

Attorney-in-Fact for The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren*

Attorney-in-Fact for The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 7 of 10

supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated August 26, 1974, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr.*
Attorney-in-Fact for The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin*
Attorney-in-Fact for The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin*
Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams*
Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler*
Attorney in Fact for Corbin Rankin*
Attorney in Fact for Alison A. Rankin*
Attorney-in-Fact for National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 8 of 10

Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney in Fact for Clara Rankin Butler (by John C. Butler, Jr. as custodian)*
Attorney-in-Fact for The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin*
Attorney-in-Fact for David B. Williams*

Attorney-in-Fact for Griffin B. Butler (by John C. Butler, Jr. as Custodian)*

Attorney-in-Fact for Claiborne R. Rankin as Trustee of the Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*

Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin* Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin* Attorney-in-Fact for Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000*

Attorney-in-Fact for The Trust created under the Agreement, dated December 20, 1993, between Thomas T. Rankin, as co-trustee, Matthew M. Rankin, as co-trustee, and Matthew M. Rankin, for the benefit of Matthew M. Rankin*

Attorney-in-Fact for Scott Seelbach*

Attorney-in-Fact for Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)* Attorney-in-Fact for Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin*

Attorney-in-Fact for Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.*

Attorney-in-Fact for Clara Rankin Butler 2002 Trust, dated November 5, 2002*

Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust, dated November 5, 2002*

Attorney-in-Fact for Elizabeth B. Rankin*

Attorney-in-Fact for Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams*

Attorney-in-Fact for Helen Charles Williams 2004 Trust created by the Agreement, dated December 10,

SCHEDULE 13D/A

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2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams*

Attorney-in-Fact for Helen Charles Williams (by David B.H. Williams as Custodian)*

Attorney-in-Fact for Julia L. Rankin Kuipers* Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Claiborne R. Rankin, as trustee, and Julia L. Rankin, creating a trust for the benefit of Julia L. Rankin *

Attorney-in-Fact for Thomas Parker Rankin* Attorney-in-Fact for Taplin Elizabeth Seelbach (by Scott Seelbach as Custodian)*

Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach*

Attorney-in-Fact for Rankin Associates IV, L.P.* Attorney-in-Fact for Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin*

Attorney-in-Fact for Trust created by the Agreement, dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin*

Attorney-in-Fact for Trust created by Agreement, dated May 10, 2007, between Mathew M. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of William Alexander Rankin*

Attorney-in-Fact for Trust created by the Agreement dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Isabelle Scott Seelbach*

Attorney-in-Fact for Lynne Turman Rankin* Attorney-in-Fact for Jacob A. Kuipers*

Attorney-in-Fact for Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust*

Attorney-in-Fact for Alfred M. Rankin, Jr. 2012 Retained Annuity Trust*

Attorney-in-Fact for 2012 Chloe O. Rankin* Attorney-in-Fact for 2012 Corbin K. Rankin Trust* Attorney-in-Fact for 2012 Alison A. Rankin Trust* Attorney-in-Fact for 2012 Helen R. Butler Trust* Attorney-in-Fact for 2012 Clara R. Williams Trust* Attorney-in-Fact for The David B.H. Williams Trust, David B.H. Trustee u/a/d October 14, 2009* Attorney-in-Fact for Mary Marshall Rankin (by Matthew M. Rankin, as Custodian)*

Attorney-in-Fact for William Alexander Rankin (by Matthew M. Rankin, as Custodian)*

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 10 of 10

Attorney-in-Fact for Margaret Pollard Rankin (by James T. Rankin, as Custodian)*

Attorney-in-Fact for Trust created by the Agreement, dated April 10, 2009, between Chloe R. Seelbach, as trustee, creating a trust for the benefit of Chloe R. Seelbach*

Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Thomas Wilson Seelbach*

Attorney-in-Fact for Isabelle Seelbach (by Chloe R. Seelbach, as Custodian)*

Attorney-in-Fact for Elisabeth M. Rankin (by Alison A. Rankin, as Custodian)*

Attorney-in-Fact for A. Farnham Rankin *

Attorney-in-Fact for Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011*

Attorney-in-Fact for The Beatrice B. Taplin Trust/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin*
Attorney-in-Fact for Cory Freyer*
Attorney-in-Fact for Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee*
Attorney-in-Fact for Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee*
Attorney-in-Fact for Jennifer Dickerman*

* The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 41 at pages 24 through 123.